Contact

www.linkedin.com/in/ashley-
bratcher-824ab41a8 (LinkedIn)

Top Skills

Acting

CEOs

Film

Ashley Bratcher

CEO Simple Jane Films
Wilmington, North Carolina, United States

Summary

CEO of Simple Jane Films, writer, producer, and award winning
actress. A Campbell University Bachelor of Arts cum laude
graduate and a Notre Dame Vita Institute Alumni. Over a decade of
experience in the film industry with 40+ film and television credits
spanning from box office hits to network television. Mental health
and human rights advocate. Animal Rescue lover. Philanthropist
and co-founder of the Unplanned Movie Scholarship fund to provide
financial and material assistance to mothers seeking to continue their
education.

Experience

Frankie's Story, LLC.
Managing Member
March 2020 - Present (6 years 1 month)
Atlanta, Georgia, United States

Simple Jane Films
Chief Executive Officer
January 2020 - Present (6 years 3 months)

Sol Talent
Actor
February 2013 - Present (13 years 2 months)
Atlanta, Georgia, United States

Education

Campbell University
Bachelor of Arts - BA · (August 2006 - December 2008)

North Carolina State University

Continuing Education, Paralegal Certification (Specializing in Entertainment Law) · (March 2026)

University of Notre Dame
Vita Institute